

Melissa Wallace

Huge ask from you :)
7 messages

Melissa Wallace   Fri, May 24, 2024 at
                                                          10:29 AM
To: Joe Ciarallo

Joe!
How are you? Your thread today cracked me. Mainly because I used to run corporate events in Hawaii in my first job. So sorry 😂

I wanted to reach out with an important ask. No pressure at all here, but I would mean the world to have you be a featured investor in my crowdfunding campaign for Fierce Foundry. This is a debt raise (your contribution is basically a loan) so we can create a "proof of concept" before hitting up our big investors with a fund later this year. We want to focus on male contributors because the reality is it will help us in our later funds (hence why we are building this company!).

This is our WeFunder page - it's almost done, finalizing video and addition of perks. Let me know when you have a moment as I would love to share all the detail.

Helaine has joined as one of our coaches which has inspired me to expand my outreach to more Buddies to participate. Let me know if there is any interest on that front as well. Your name on our list will add so much value and have a huge impact.

Let's talk more!
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Melissa Wallace

CEO & Co-Founder

m:
www.fivefoottwomarketing.com
www.thefiercefoundry.com





Melissa Wallace   Wed, May 29, 2024 at 5:10
                                                      PM

To: Joe Ciarallo

Hi Joe! I thought I would bump this. I figure the holiday weekend put everything behind. Let me know if you want to chat this week!

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MELISSA WALLACE
CEO & Co-Founder
fivefoottwomarketing.com

Joe Ciarallo   Wed, May 29, 2024 at 8:17 PM
To: Melissa Wallace

Yes! Just got back from Hawaii and that amazing sales kick off :) Can you do this Friday at 10 AM or 11 AM Pacific time?

Joe Ciarallo

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Melissa Wallace   Thu, May 30, 2024 at 5:46
                                                                              AM
To: Joe Ciarallo

Hah! I didn't realize you were still there. Hope it was amazing - outside of the sales meeting. Scheduled for 11PT. Looking forward to it!

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Joe Ciarallo   Thu, May 30, 2024 at 11:57 AM
To: Melissa Wallace

Got back Monday night! Talk soon.

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Joe Ciarallo

Melissa Wallace   Thu, May 30, 2024 at 3:35 PM
To: Laura Maiurano

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Melissa Wallace   Fri, May 31, 2024 at 3:11 PM
To: Joe Ciarallo

Always so great to see you. Let's make sure to get a few dates on the cal for when you are in Montclair.

Here's the deck
Here's the WeFunder

Let me know if you have any other questions.

Have a great weekend!

Melissa

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